UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

VIMPELCOM LTD.

(Name of Issuer)

Common Shares, par value US$0.001 per share

Preferred Shares, par value US$0.001 per share

(Title of Class of Securities)

92719A 10 6**

(CUSIP Number)

** CUSIP number of American Depositary Shares listed on the New York Stock Exchange.

The Common Shares and the Preferred Shares are not publicly traded.

Bjørn Hogstad

Telenor ASA

Snarøyveien 30

N-1331 Fornebu, Norway

47-67-89-2547

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2012

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

51 West 52nd Street

New York, New York 10019

212 506 5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 35.7% of the outstanding Common Shares (42.95% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS	I.R.S. Identification Nos. of above persons (entities only): 000-00-0000
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 35.7% of the outstanding Common Shares (42.95% of the outstanding voting shares)(1)
14.	Type of Reporting Person (See Instructions): CO, HC

(1)	The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA	I.R.S. Identification Nos. of above persons (entities only): 98-0387714
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A
6.	Citizenship or Place of Organization: Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	8.	Shared Voting Power: -0-
	9.	Sole Dispositive Power: 580,578,840 Common Shares and 305,000,000 Preferred Shares
	10.	Shared Dispositive Power: -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 580,578,840 Common Shares and 305,000,000 Preferred Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 35.7% of the outstanding Common Shares (42.95% of the outstanding voting shares)
14.	Type of Reporting Person (See Instructions): CO, HC

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 24 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), and convertible preferred shares, par value US$0.001 per share (the “Preferred Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.

Except as provided herein, this Amendment does not modify any of the information previouly reported in this Statement.

Item 2. Identity and Background

This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”).

TELENOR EAST HOLDING II AS

(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

N-1331 Fornebu

Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation
Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Director of Human Resources of Telenor Norge

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS
Name and Residential Address	Citizenship	Present Principal Occupation
Bjørn Hogstad (Oslo, Norway)	Norway	Managing Director of Telenor East Holding; Attorney, Group Legal, Telenor ASA

(d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR MOBILE HOLDING AS

(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.

(d) During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS

(f) (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board and Managing Director of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA; Managing Director of Telenor Mobile Holding

Pål Wien Espen (Oslo, Norway)	Norway	General Counsel of Telenor ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Anne Kristin Endrerud (Fall, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board and Managing Director of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA and Managing Director of Telenor Mobile Holding

(d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR ASA

(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30

 N — 1331 Fornebu

 Norway

(c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.

(d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA

(a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.

DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Svein Aaser (Drøbak, Norway)	Norwegian	Chairman of the Board of Telenor ASA; Chairman of the Boards of Statkraft, Det Norske and Oljeselskap and the Norwegian National Museum

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Sally Davis (London, United Kingdom)	United Kingdom	Non-executive director of Logitech, the UK Department of Transport and the BBC

Hallvard Bakke (Oslo, Norway)	Norway	Chairman of Carte Blanche AS

Frank Dangeard (Paris, France)	France	Managing Partner of Haircourt France

Dag Jakob Opedal (Olso, Norway)	Norway	Executive Management Group Director of Norges Gruppen

Name and Residential Address	Citizenship	Present Principal Occupation

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Corporate Development

Kristin Skogen Lund (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Nordic Operations

Oddvar Hesjedal (Bærum, Norway)	Norway	Executive Vice President and Head of Group People Development of Telenor ASA

Hilde M. Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Industrial Development

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway

Kjell-Morten Johnsen (Oslo, Norway)	Norway	Executive Vice President and Head of the European Operations of Telenor ASA; Member of the Boards of VimpelCom Ltd. and OJSC VimpelCom

(d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On October 17, 2012, Telenor East Holding filed an application in the Supreme Court of Bermuda requesting that the Court require VimpelCom Ltd. to register the Weather Put Shares in Telenor East Holding’s name on VimpelCom Ltd.’s register of members. Telenor acquired the Weather Put Shares, which consist of 71,000,000 Preferred Shares, on September 28, 2012, when Telenor honored its put obligation to Weather pursuant to the Weather Option Agreement. Telenor East Holding filed its application with the Court following an October 1, 2012 letter from VimpelCom Ltd. in which VimpelCom Ltd. refused to register the transfer of the Weather Put Shares from Weather to Telenor East Holding on VimpelCom Ltd.’s register of members. VimpelCom Ltd., which is incorporated in Bermuda, is the named respondent in Telenor East Holding’s application.

In addition to the matters previously described in this Statement, from time to time, the Reporting Persons may, and reserve the right to, change their plans or intentions to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom Ltd. In order to maximize the value of their investment in VimpelCom Ltd., the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom Ltd. or its subsidiaries or affiliates, which could include, among other things:

(i) the possible acquisition of additional securities of VimpelCom Ltd. from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;

(ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom Ltd., and the enforcement of any such security interest or the exercise of any such exchange or conversion right;

(iii) the possible disposition or exchange of any securities of VimpelCom Ltd. owned by them;

(iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom Ltd. or any of its subsidiaries, including with other telecommunication companies that may be affiliated with the Reporting Persons;

(v) making or seeking to make changes in or affecting VimpelCom Ltd.’s supervisory board or management;

(vi) in addition to the legal action described in this Statement, possible future litigation or arbitration involving VimpelCom Ltd., its supervisory board and/or its management and/or Altimo Holdings & Investments Ltd. and its affiliates;

(vii) in addition to the Swap Transaction previously described in this Statement, entering into and unwinding derivative transactions with respect to the securities of VimpelCom Ltd.; or

(viii) soliciting the votes of VimpelCom Ltd.’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom Ltd.

The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.

Item 5. Interest in Securities of the Issuer

(a)-(b)

Telenor East Holding owns 580,578,840 Common Shares (of which 65,000,000 are in the form of ADRs) and 305,000,000 Preferred Shares, representing approximately 35.7% of the total outstanding Common Shares and approximately 42.95% of VimpelCom Ltd.’s outstanding voting shares. The other Reporting Persons may be deemed the beneficial owners of, and have sole power to direct the voting and disposition of, these shares.

To the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VimpelCom Ltd.

        Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c) Except for the transactions previously described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.

(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Preferred Shares held by Telenor East Holding.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the Swap Transaction previously described in this Statement, the Reporting Persons may, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities in support of these goals to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd. or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.

None of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: October 18, 2012

TELENOR EAST HOLDING II AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact